July 14, 2023

Mr. Raymond Be

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re: Touchstone ETF Trust (the "Trust") (File Nos. 333-264194 & 811-23789) Registration

Statement on Form 485(a)

Dear Mr. Be:

On behalf of the Trust, attached are responses to oral comments provided by the Staff of the Securities and Exchange Commission (the "Staff") on July 6, 2023 regarding the post-effective amendment to the Trust's registration statement on Form N-1A (the "Registration Statement") filed on March 14, 2023 (PEA No. 3 under the Securities Act of 1933, as amended (the "Securities Act")) pursuant to Rule 485(a) under the Securities Act, with respect to Touchstone Securitized Income ETF and Touchstone Dynamic International ETF, each a new series of the Trust (each a "Fund" and, collectively, the "Funds").

For your convenience, Staff comments are set out below in italicized text and each comment is followed by the Trust's response. Capitalized terms not otherwise defined have the same meaning as in the Registration Statement.

General Comments

1.Please file a response letter on EDGAR no later than 5 business days before the effective date of the Registration Statement.

2.Please note that where a comment is made in one section, such comment should be addressed in all other sections where it applies in the Registration Statement.

3.Please provide the Staff with redlines of the changed pages via email.

Response: The Trust agrees with these general comments. However, as previously discussed with the Staff, the Trust was not able to respond to these comments within the requested time period due to the timing in which the comments were received.

Touchstone Dynamic International ETF Prospectus Comments

1.Please expand footnote 2 under the "Annual Fund Operating Expenses" table to explain further "Other Expenses."

Response: "Other Expenses" include all expenses not otherwise disclosed in the table that are deducted from the Fund's assets or charged to all shareholder accounts – these represent the Fund's expenses other than the management fee, including administration fees, compliance fees and expenses, custody fees, professional fees, transfer agent fees, registration fees, reports to shareholders, and trustee fees. The Trust notes that the relatively small size of the Fund at its launch results in these fees being higher in percentage terms than if the Fund was at a larger scale. The Trust expects the "Other Expenses" number to decrease as the Fund assets grow. Touchstone Advisors, Inc. (the "Adviser") and the Trust have entered into a contractual expense limitation agreement whereby the Adviser will waive a portion of its fees or reimburse certain Fund expenses in order to limit annual Fund operating expenses to 0.65% of average daily net assets.

2.Footnote 3 under the "Annual Fund Operating Expenses" table references the expense limitation agreement between the Trust and the Adviser. Please confirm supplementally that Touchstone Advisors cannot terminate the expense limitation agreement early.

Response: The Trust so confirms.

3.Within the Fund's principal investment strategies section, the Fund discloses that "[t]he model considers a range of valuation, earnings and management characteristics to identify current drivers of return." Please describe the types of analysis and data the Fund uses to select securities and construct the portfolio as a whole in more detail.

Response: The Trust will add additional information from the Item 9 investment strategy disclosure to the principal investment strategy section (Item 4) to describe the analysis and data the Fund uses to select securities and construct the portfolio.

4.Within the Fund's principal investment strategies section, the Fund discloses that "Los Angeles Capital seeks to generate incremental investment returns above the Fund's benchmark, while attempting to control investment risk relative to the benchmark." Please confirm the benchmark.

Response: The Trust notes that the Fund's benchmark is the MSCI ACWI ex-USA Index. This Index captures large- and mid-cap representation across developed market countries (excluding the US), and emerging market countries.

5.Within the Fund's principal investment strategies section, the Fund discloses that it will "typically hold 100-140 names." Please clarify the meaning of "names."

Response: The Trust notes that "names" in this context is synonymous with "securities." The Trust will update this statement to indicate that the Fund will typically hold 100-140 securities.

6.Within the Fund's performance section on page 6, supplementally, please confirm that the Fund does not intend to sell off its Prospectus until the Reorganization has been completed.

Response: The Trust so confirms.

7.Within the Fund's performance section on page 6, the Staff notes that the disclosure states that the Predecessor Fund was managed by a different sub-adviser using different investment strategies. Supplementally, please describe these differences.

Response: Supplementally, for the information of the Staff, the Trust notes that the Fund will invest primarily in the equity securities of non-U.S. companies, while the Predecessor Fund invests primarily in a group of underlying funds that in turn invest in a diversified portfolio of both U.S. and non-U.S. fixed-income and equity securities.

Touchstone Securitized Income ETF Prospectus Comments

8.Within the Fund's principal investment strategies on page 9, the Fund discloses that it will invest in securitized fixed-income securities. If the Fund will focus its investments principally on any asset-backed securities, please provide such disclosure in the Fund's principal investment strategies section and provide corresponding risk disclosure. Additionally, to the extent the Fund intends to invest principally in particular tranches of securities, please clarify.

Response: The Trust confirms that the Fund does not intend to focus its investments principally on any one type of asset-backed security. The Trust further confirms that the Fund will invest in each type of asset-backed security noted in the principal investment strategy disclosure (i.e., RBMS, CMBS, CLOs, ABS, etc.).

9.As a general comment to the Fund's principal investment strategies section, please discuss whether the Fund targets any particular duration or otherwise incorporates interest rate risk considerations into its strategies.

Response: Fort Washington Investment Advisors, Inc. ("Fort Washington"), the Fund's sub- adviser, considers the "effective duration" of the Fund's entire portfolio when making investment decisions. Effective duration is a measure of a security's price volatility or the risk associated with changes in interest rates. While the Fund may invest in securities with any maturity or duration, Fort Washington seeks to maintain an effective duration for the Fund between one and four years under normal market conditions. The Trust will update the Fund's investment strategy disclosure to add this information.

10.Within the Fund's principal investment strategies section, the Staff notes that the disclosure states that the Fund's investment will be based on credit ratings at the time of purchase. However, the Staff notes that the Fund does not appear to target any specific range of investment grade vs non-investment grade securities and the Registration Statement states that the Fund may invest in both. Please revise to provide a range or otherwise clarify.

Response: The Trust notes that while the Fund may invest in securities with any credit rating, or in non-rated securities, Fort Washington seeks to invest at least 50% of the Fund's portfolio in investment-grade rated securities (AAA through BBB-, or the equivalent). The Trust will update the Fund's principal investment strategy to include this information.

11.Within the Fund's principal investment strategies section, the Fund discloses that an investment "may be determined to be 'attractively priced' if it is offered at a level that is expected to yield a return greater than it historically has and/or a greater return than generally available in the market for other securities of a similar risk profile (i.e., similar credit quality, duration, liquidity and expected volatility)." Please discuss in more detail how the adviser determines whether an investment is "attractively priced," including the type of process and the data used by the adviser.

Response: In addition to passing through a rigorous upfront due diligence process, the sub-adviser uses historical credit spreads to help identify attractively priced investments. Specifically, Fort Washington uses a proprietary metric called "Excess Return Per Unit of Downside Risk" (or XrDSR), which estimates security or sector potential returns relative to risk in a standardized downside scenario. This allows Fort Washington to evaluate return potential across a variety of relevant, investible sectors or sub-sectors available to the Fund. The Trust will update the Fund's investment strategy disclosure (Item 9) to add this information.

12.The Staff notes the following disclosure in the Fund's "Fixed-Income Risk": "Normally, the longer the maturity or duration of the fixed-income securities the Fund owns, the more sensitive the value of the Fund's shares will be to change in interest rates." Please briefly explain duration within this risk.

Response: The Trust references the response to comment 9 above. The Trust will update the Fund's investment strategy disclosure to discuss duration as noted above.

13.Within "Fixed-Income Risk," please consider the need for a separate commercial mortgage-backed securities risk and an enhanced asset-backed securities risk given current market conditions and trends, including rising interest rates, work from home, inflation, borrowing and debt coverage levels, asset pricing trends, etc.

Response: The Trust notes that its asset-backed securities risk disclosure is standardized across the Touchstone fund complex; however, we will consider whether updates to this disclosure are necessary going forward. The Trust will add risk language specific to commercial mortgage-backed securities in the principal risks section of the Prospectus. The Trust also notes that the "Economic and Market

Event Risk" includes a discussion of many of the topics noted by the Staff such as rising interest rates, inflation, and asset pricing trends.

14.The Staff notes "Portfolio Turnover Risk" disclosure. Supplementally, please confirm whether the Fund anticipates high portfolio turnover. If so, please disclose why the Fund's strategy may result in high portfolio turnover in the Fund's principal investment strategies. Additionally, to the extent possible, please also disclose the possible range of portfolio turnover.

Response: Upon further review, the Trust does not anticipate a higher portfolio turnover rate for the Fund and, as a result, will remove this risk factor from the Prospectus.

15.In the first sentence of the second paragraph of the Fund's principal investment strategies, please briefly describe the types of securitized vehicles in which the Fund will invest, how they work, and the nature and types of underlying assets they hold.

Response: The Trust will add the following disclosure and descriptions to the investment strategy: "The Fund will invest in a variety of securitized fixed-income securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS"), asset- backed securities ("ABS"), and collateralized loan obligations ("CLOs"). RMBS are fixed-income securities representing an interest in a pool of underlying residential mortgage loans, while CMBS include securities that reflect an interest in, and are secured by, mortgage loans on commercial real estate. The ABS in which the Fund may invest include fixed-income securities backed by other assets such as credit card, automobile or consumer loan receivables, retail installment loans, or participations in pools of leases. A CLO is a type of asset-backed security that is an obligation of a trust typically collateralized by pools of loans, which may include domestic and foreign senior secured and unsecured loans and subordinate corporate loans, including loans that may be rated below investment grade, or equivalent unrated loans."

16.In the first sentence of the second paragraph of the Fund's principal investment strategies on page 12, please explain what are the different types of market conditions and the different types of positions that the Fund may take in those conditions. The Staff notes that the Fund discloses an example in the following sentence. However, to the extent that under different conditions the Fund will pursue different investment strategies, please disclose what those strategies are.

Response: Fort Washington's targeted sector and risk positioning for the Fund will vary in different types of market conditions. For example, during periods of elevated market uncertainty or increased redemption activity, Fort Washington may seek to increase liquidity in the Fund via higher exposure to cash-equivalents, Treasuries, or other short duration, high quality securities. During periods of a compressed credit curve (relatively flat credit spreads across the credit spectrum), Fort Washington may seek to reduce exposure to securities with higher risk profiles or lower credit ratings, which may represent a reduction in those types of securities across any structured product or corporate sector. Fort Washington may also seek to increase or reduce exposure to specific sectors based on relevant fundamental or economic views—either favorable or unfavorable. Sector and risk targets will vary depending on myriad factors, and the sub-adviser seeks to execute security selection in such a manner as to optimize positioning relative to the target at any given time.

17.Please re-write the "Emerging Markets Risk" disclosure using plain English principles. Response: The Trust will update the "Emerging Markets Risk" disclosure as follows:

Emerging Markets Risk: Investments in the securities of issuers based in countries with emerging-market economies are subject to greater levels of risk and uncertainty than investments in more-developed foreign markets~~, since~~. This is as a result of the fact that emerging-market securities may present market, credit, currency, liquidity, legal, political, and other risks greater than, or in addition to, the risks of investing in developed foreign countries. These risks include: (i) high currency exchange-rate fluctuations; (ii) increased risk of default (including both government and private issuers); (iii) greater social, economic, and political uncertainty and instability (including the risk of war); (iv) more substantial governmental involvement in the economy; (v) less governmental supervision and regulation of the securities markets and participants in those markets; (vi) controls on foreign investment and limitations on repatriation of invested capital and on a fund's ability to exchange local currencies for U.S. dollars; (vii) unavailability of currency hedging techniques in certain emerging-market countries; (viii) the fact that companies in emerging-market countries may be newly organized, smaller, and less seasoned; (ix) the difference in, or lack of, auditing and financial reporting requirements or standards, which may result in the unavailability of material information about issuers; (x) different clearance and settlement procedures, which may be unable to keep pace with the volume of securities transactions or otherwise make it difficult to engage in such transactions; (xi) difficulties in obtaining and/or enforcing legal judgments against non-U.S. companies and non-U.S. persons, including company directors and officers, in foreign jurisdictions; and (xii) significantly smaller market capitalizations of emerging-market issuers. In addition, shareholders of emerging market issuers, such as the Fund, often have limited rights and few practical remedies in emerging markets. Finally, the risks associated with investments in emerging markets often are significant, and vary from jurisdiction to jurisdiction and company to company.

18.Under the heading "Prior Performance for Similar Accounts Managed by Fort Washington," the Fund notes that the "following table sets forth composite performance data relating to the historical performance of all accounts (except as noted below)"" However, the Staff was not able to find the information "noted below." Supplementally, please advise what accounts were excluded from the composite. The Staff notes that as a general rule, the composition should include all accounts with substantially similar investment strategies.

Response: Supplementally, the Trust confirms that no accounts were excluded from the composite. As a result, the Trust will remove the "except as noted below" language from the disclosure.

19.Under the heading "Prior Performance for Similar Accounts Managed by Fort Washington," please represent supplementally that the adviser has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

Response: Supplementally, the Trust represents that the sub-adviser has the records necessary to support the calculation of performance as required by Rule 204-2(a)(16) under the Investment Advisers Act of 1940, as amended.

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If you have any further questions or comments, please contact me at (513) 357-6029.

Sincerely,

/s/Meredyth A. Whitford-Schultz, Senior Counsel
 cc:Abigail Hemnes, Esq.; Clair Pagnano, Esq.